Exhibit 11.1

CODE OF ETHICS FOR DIRECTORS AND EXECUTIVE OFFICERS

[Translation] Type:	Basic Rules
Date Enacted:	Oct. 1, 2008
Enacted by:	Board of Directors
Issued by:	President

Code of Ethics for Directors and Executive Officers

Article 1	Purpose

This code of ethics (the “Code”), together with the “Basic Management Objective”, the “Company Creed”, the “Seven Principles”, the “Code of Conduct” and other internal codes that must be complied with, stipulates the fundamental ethical items with which all directors and executive officers (the “Directors and Executive Officers”) of Panasonic Corporation (the “Company”) are to comply in performing their duties and business activities.

Article 2	Fundamentals of Performing Duties and Business Activities

2.1 Directors and Executive Officers shall conduct their duties and business activities with high ethical standards and in good faith.

2.2 Directors and Executive Officers shall not engage in acts, transactions, etc., that create actual or apparent conflicts of interest between the Company and themselves; provided, however, that the foregoing shall not apply to any conflict the details of which have been reported to and received the prior approval of the board of directors pursuant to related laws, rules and regulations, and internal codes.

2.3 Directors and Executive Officers having special interests in particular acts, transactions, etc., shall not attend any board of directors meeting regarding such acts, transactions, etc., or at least shall not participate in resolution approving such acts, transactions, etc., at such meeting.

Article 3	Disclosure of Financial and Other Corporate Information

The Chairman, President, and Directors and Executive Officers in charge of finance and accounting and related business activities shall disclose the corporate information of the Company, such as financial information, fully, fairly, timely and understandably pursuant to related laws, rules and regulations. The Chairman, President, and Directors and Executive Officers in charge of finance and accounting and related business activities shall establish and maintain a system for performance of duties and business activities that enables such disclosure.

Article 4	Reporting Violations and Appropriate Measures

4.1 Directors and Executive Officers shall promptly make a report to the President, concerned Directors and Executive Officers, and statutory auditors if any acts, transactions, etc., in violation of the Code relating to themselves or other Directors and Executive Officers should occur.

4.2 The Company shall, upon receiving a report as provided for in the immediately preceding paragraph, promptly carry out appropriate measures, including disciplinary action against Directors and Executive Officers in breach, pursuant to related laws, rules and regulations, and internal codes.

Article 5	Compliance with Related Laws and the Code

Directors and Executive Officers shall recognize that honest and ethical conduct constitutes the basis of all business activities conducted by the Company throughout the world, and shall strictly comply with related laws, rules and regulations, and the Code.

Article 6	Disclosure of the Code

The Code shall be properly disclosed pursuant to related laws, rules and regulations.

Article 7	Modification and Abolition

Any modification or abolition of the Code shall be made by resolution of the Board of Directors.

Supplementary Provision

The Code shall become effective on March 1, 2004.